As filed on May 12, 1998

                                                               File No. 70-9193

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ----------------------------------

                                 AMENDMENT NO. 2
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     -----------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                              NC Enterprises, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                  (Names of companies filing this statement
                 and address of principal executive offices)
                     ------------------------------------

                           New Century Energies, Inc.

               (Name of top registered holding company parent)
                     ------------------------------------

                              Teresa S. Madden
                            Controller and Secretary
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:
--------------------------------------------------------------------------------

William M. Dudley, Esq.                    William T. Baker, Jr., Esq.
New Century Services, Inc.                 Reid & Priest
1225 Seventeenth Street                    40 West 57th Street
Denver, Colorado  80202-5534               New York, New York  10019-4097

--------------------------------------------------------------------------------

      New Century Energies, Inc. ("NCE"), Public Service Company of Colorado ("PSCo"), and NC Enterprises, Inc. ("NC Enterprises") hereby amend their Form U-1 Application/Declaration, docketed in File No. 70-9193, as amended, as follows:

      1. By amending Item No. 1 (Description of the Proposed Transaction) by replacing the seventh paragraph with the following so as to add footnote 1:

            NC Enterprises plans to prepay the note through capital contributions made by NCE upon the anticipated sale of common stock in 1998 and 1999 as authorized in File No. 70-9007.1/ In the event that such plan changes, NCE commits to file a post-effective amendment to this Application/Declaration to inform the Commission of its new payment plan.

      -------------------------------
      1/ By order  dated  August 1, 1997  (HCAR  No.  26740)  issued in File No.
         70-9007, the Commission authorized, among other things, NCE to issue common stock, par value $1.00 per share, for an aggregate offering price of up to $535 million (exclusive of common stock issued for benefit plans and dividend reinvestment plans). Concurrent with the filing of this Application/ Declaration, NCE has filed Post-Effective Amendments to its Application/Declaration in File No. 70-9007 to increase this common stock authorization amount to $745 million (exclusive of common stock issued for benefit plans and dividend reinvestment plans). NCE has indicated in File No. 70-9007 that upon the sale of common stock for which authorization is requested herein, it will make the contemplated capital contribution to NC Enterprises to enable the prepayment of the note.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NC ENTERPRISES, INC.

                                       By:
                                    Name:   Richard C. Kelly
                                    Title:  Executive Vice President and
                                            Chief Financial Officer of
                                            New Century Energies, Inc.;
                                            Executive Vice President of
                                            Public Service Company of
                                            Colorado;
                                            Executive Vice President of
                                            NC Enterprises


Date:  May 12, 1998

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